

Develop Your Unique Abilities

INVEST IN **AKIVA**

Akiva Learning Experience

akiva.ai   Santa Monica, CA

Highlights

(1) AI-powered learning software for kids with special needs, built by parents of kids with Autism (ASD)

(2) Transforming the $31 billion global ASD market

(3) Over 1000 active users with more than $100,000 in revenue to date

4 Over $1.7M raised from private investors, including co-owner of Vancouver Canucks NHL Team

5 Recently accepted into the Creative Destruction Lab and Microsoft Founders Hub

6 Nearly 300 learning modules of varying levels and use cases

Featured Investor



Trevor Unruh
Invested **$265,000** ⓘ

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"I have invested in Akiva for a number of reasons: 1) The Management Team are very impressive professionals, who are dedicated professionally and personally to making this company a success. 2) The service addresses an obvious and significant need in the marketplace. There is a severe lack of therapists who offer support to children on the Autism spectrum, and Akiva's offerings allow therapists and related institutions to expand the number of children who can be served. 3) The addressable market and potential revenue is significant. 4) The technology is cutting edge, making use of VR and AI. 5) Attempting to serve the needs of children on the Autism spectrum and their families is simply the right thing to do."

Our Team



Bill Macdonald Co-founder & President



Alexander Landa Co-founder

 **Eric Sherb** CFO

 **Charity** Director

 **Dr. Elizabeth Khanov-Lubleva** Director

Akiva is an immersive, and fun virtual reality learning experience for children with special needs to develop their unique abilities.



Mission

Akiva Systems Inc. is an education technology company that delivers consistent, cost-effective and accessible therapy for neurodivergent children. By leveraging Virtual Reality (VR) and Artificial Intelligence (AI), Akiva creates immersive, personalized learning experiences that break down barriers to education and therapy. Our comprehensive platform is designed to meet a lifetime of educational, behavioural, and vocational needs. Akiva revolutionizes support for neurodivergent individuals and improves outcomes for countless families.

Why Invest

- The founding team consists of **parents of children with autism who have lived the problem they are addressing** and who have deep industry knowledge.

- Akiva's innovative product offering is highly scalable and significantly more affordable than current therapy costs. The product has numerous use case opportunities. For example, Akiva can increase a therapist's ability to support more children without increasing their staffing overheads at the same rate.

- Akiva is uniquely positioned to capture the large and continuously growing niche market of ASD therapies. Industry stakeholders are increasingly adopting innovative solutions in the ASD market.

Product Overview



Akiva Metaverse Tour

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Akiva utilizes technologies like VR and AI to provide personalized and effective support. Once the child is connected to the Akiva system, real-time data is continuously collected to monitor their progress and interactions.

This data-driven approach allows Akiva to create a **custom education program tailored to the child's needs**, ensuring the content and learning strategies align with their development. The child then learns through immersive VR modules that match their preferred learning style. These modules provide a safe and controlled environment where the child can practice new skills and behaviours, enhancing their learning experience.

Akiva aims to serve all stakeholders involved in a neurodiverse child's journey.

- Akiva enables therapists and educators to expand the scope of their service delivery and support children without increasing their overhead at the same scale by hiring additional therapists.

- For families with neurodivergent children, Akiva can improve the timeline to accessing therapy by up to 12 months by providing instant access post-diagnosis and providing tailored education programs to improve outcomes.

Customer Testimonials

Customer Testimonials

> *“You can see everything! It is not like looking through the phone!... I would play it every day because it teaches you how to write and speak!”*

- Vadia Grant (10 years old)

> *"I would definitely recommend Akiva. He [her son] was fully entertained and was learning at the same time."*

- Shawna Krivoy (Parent of a child with autism)

> *“With the Akiva program, I can be much more efficient than instead of driving my kid around most of the time. And it’s helping him extremely.”*

- Marcia Bouvier (Parent of a child with autism)


A
PhD Clinical Psychology Private Practitioner
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Pleasants Staton
Ph.D. Clinical Psychology, Private Practitioner
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A
Speech Therapist
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Detlev Wolff
Speech Therapist
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Problem

Overarching Problem: There is an increasing demand for support that current ASD therapy practices cannot support. 1 in 36 children are being diagnosed with ASD. This continued rise in diagnosis has created a growing demand for support. However, underlying challenges are hindering access to the essential support required by children with ASD.

Underlying Problems:


Therapist Supply & Demand
Household Financial Strain
Family Therapist continuity
No Flexibility With Learning Mood
Subjective Results
Scheduling Barrier
Therapy Centre Strain
Private Equity Misaligned

Due to the mosaic of underlying problems, neurodiverse children and their related stakeholders face unintended consequences that ultimately

then related stakeholders face unintended consequences that ultimately hinder their journey. For instance:

- High therapist attrition rates, ranging from 60-70%

- Unpersonalized learning experience

- Diagnosis and therapy waitlists can be up to six months each

- Parents, therapists and care centres experiencing financial strains based on high care costs, low wages, and profitability challenges

Market Opportunity



North America has the largest global market share of 57%, in the USA alone about 6.8 million children require ASD-related therapies.

Additionally, the global VR market was valued at $16.02 billion in 2024. Future growth in the VR market is forecasted to be attributed to education use cases and the lowering of headset costs.

Akiva is uniquely positioned to take advantage of the tailwinds in both the ASD and VR markets. By addressing the specific needs of visual learners and leveraging the rapid growth in the VR market, Akiva has the opportunity to make a meaningful impact on the lives of individuals with ASD while capturing a significant share of this growing market.

Timeline

Timeline

2020

- Founded by two parents of children on Autistic Spectrum Disorder (ASD)

- Work begins with team of professional child behavioral psychiatrist, PT, and OT to develop scripts for Akiva special education digital library.

- Development of the initial Alpha prototype consisting of one virtual reality world, two educational modules, and four avatars.

- Testing begins on the Alpha prototype with autistic users on the severe spectrum of ASD

- Company develops three additional virtual reality worlds that become available in the Alpha prototype based on user feedback

2021

- Expanded user testing to individuals on the Medium, and Low grades of the ASD

- Akiva Mobile added client to assist physicians and caregivers with remotely assisting autistic users who are consuming the learning through the virtual reality platform - Meta Quest.

- 10 more educational modules added to the Akiva virtual education platform.

- Company adds Akiva Data Platform module, which collects hand, arm, head, torso gestures throughout the Akiva learning virtual reality experience at the user session level, as well as voice, and eye tracking. This rich data set is used for the training of the artificial intelligence models to predict the individual learning path for optimizing results

- Akiva confirms product-to-market fit, by signing up one of the largest non-profit organizations supporting delivering special education for over 60 years, as a paying client.

2022

- Company releases production ready Akiva virtual reality learning platform.

- Company releases Akiva v2 virtual reality learning platform.

- The Akiva v2 platform consists of an updated version of Akiva VR (48 learning modules, 6 virtual worlds, 4 avatars), Akiva Data, and Akiva Mobile.

2023

- Company releases Akiva v4 virtual reality learning platform that includes UI improvements, based on the user feedback.

- Akiva Demo is released, which is a standalone virtual reality simulation product of the Akiva platform. It is focused on being a free downloadable simulation for the users to try the experience before they make a purchase decision.

2024

- Akiva Dental DeSense product develops, focusing on helping autistic individual to overcome fear of going to dentists.

2025+:

- Akiva platform B2C launch

- Akiva Dental platform launch together with the American Dental Association and partners.

Forward-looking statements are not guaranteed.

Product Details

  

  

Akiva's Learning Experience is fun, rewarding, and personalized to meet your unique needs.


10 Immersive Worlds


20 Avatars & **2,000** Digital Objects


289 Learning Modules


Flexible **5-10** Minute Sessions


Data-Driven Reporting


Value-based Care


Gamification

How The Product Works:

Akiva utilizes technologies like VR and AI to provide personalized and effective support. Once the child is connected to the Akiva system, real-time data is continuously collected to monitor their progress and interactions. This data-driven approach allows Akiva to create a custom education program tailored to the child's needs, ensuring the content and learning strategies align with their development. The child then learns through immersive VR avatar modules that match their preferred learning style. These modules provide a safe, manageable, and controlled environment where the child can practice new skills and behaviors, enhancing their learning experience.

In collaboration with ASD agencies and content producers, Akiva ensures that the learning materials are of the highest quality and are continuously updated to reflect the latest research and best practices in ASD education and therapy. This integrated approach empowers children with ASD to achieve their full potential. Akiva's holistic process supports a child's educational journey and equips caregivers with the tools to foster long-term success.

Underlying Tech:

VR allows for the simulation of real-world situations where children can practice coping skills in a controlled and safe environment. This technology is especially beneficial for gradual exposure therapy, helping children manage anxiety and develop critical life skills.

AI and ML are integral to Akiva's analytics capabilities, providing data-driven reports that track a child's progress. The platform's AI-driven predictive analysis helps determine when a child may achieve specific learning milestones. This technology supports the child's development and provides healthcare providers with the insights needed.

Example Use-cases:

Speech: Improve your speech skills, whether verbal or non-verbal, with Akiva VR. Practice pronunciation, sign language, and more while Akiva AI tracks progress and helps set personalized goals.

Attention: In Akiva VR, you can set attention goals and interact with engaging avatars. Akiva AI tracks your progress by measuring your eye gaze, body, and hand movements as you navigate the immersive world.

Imitation: Imitate fun gestures like the "me-me-me" chest tap in Akiva VR. Enjoy a range of interactive imitations while the AI tracks your progress in a fun, immersive environment.